FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July, 2003
                 -----------

Commission File Number 0-29546
                       -------

                           America Mineral Fields Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        ----------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com

For Release on July 3, 2003

America Mineral Fields Agrees Ownership of the Kolwezi Tailings Project with Gecamines

LONDON, U.K. (July 3, 2003) America Mineral Fields Inc ("AMZ" or "the Company") today announced that it has reached agreement with La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company in the Democratic Republic of Congo ("DRC"), pursuant to which AMZ will control 87.5% of the Kolwezi cobalt/copper tailings project and Gecamines will retain the remaining 12.5% interest.

"The resolution of the ownership issue is a key milestone for the development of the Kolwezi Project and for America Mineral Fields and its shareholders," said Tim Read, AMZ's President & CEO. "This agreement, which follows the considerable investment of managerial and financial resources made by the Company to reach this point, sets out the Project's structure of ownership under the new DRC Mining Code and will ensure the prompt transfer of title to a joint venture company. With a secure title and a stabilizing political environment in the DRC, we can get on with the task of bringing this world-class asset to value."

Under the terms of the new agreement, Gecamines, in addition to receiving a shareholding of 12.5% in the joint-venture company, Kingamyambo Musonoi Tailings ("KMT"), will be paid US$15 million by AMZ in two installments: US$5 million will be paid upon the formal transfer of title to KMT and US$10 million will be paid upon the finalization of the project financing for Kolwezi. The agreement replaces a former arrangement under which AMZ controlled 60% of the Kolwezi project, with Gecamines retaining 40% and receiving US$35 million from AMZ.

The new DRC Mining Code came into effect earlier this year with the promulgation of the associated Mining Regulations. The new Code provides a secure legal framework for the ownership of title, a stable fiscal regime and a detailed operational environment for the development of tailings deposits. Conforming the Kolwezi Project to the Code has, however, meant the relinquishment of the Project's former tax holiday, and a potential 5% Government participation in the Project, hence the need to renegotiate the terms of purchase and ownership. These new terms, which are subject to the official approval by the Boards of Directors of both the Company and Gecamines and by the DRC Government, will be reflected in a detailed Contract of Association.

As an important step forward in the financing of the Project, AMZ announced in February 2003, that it had agreed heads of terms with the International Finance Corporation ("IFC", the World Bank's private sector affiliate) and South Africa's Industrial Development Corporation ("IDC") to establish a framework for the participation of these leading international financial institutions in the Project. Each of these agencies has an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option.

The remainder of the financing will be raised after AMZ has completed the bankable feasibility study now underway.

Tim Read, separately, welcomed the news from the DRC on June 30th that agreement had been reached between the Government and the former Opposition Groups on the outstanding issues of control of the Armed Forces and Security. The resolution of these very sensitive issues has, in turn, allowed the Transitional Government to be put in place. "We are delighted that the political leaders have successfully finalized matters and the country is progressing to an interim power-sharing arrangement, which will lead to democratic elections in two years time", said Mr. Read. "Political stability will undoubtedly assist our task of financing Kolwezi ".

About the Kolwezi Project

AMZ's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group

Telephone:        44-20-7355-3552           Telephone:  416-815-0700 x. 243

                                                        800-385-5451 (toll free)

Facsimile:        44-20-7355-3554           Facsimile:  416-815-0080

E-mail: London@am-min.com                   E-mail: mkangas@equicomgroup.com
        -----------------                           ------------------------

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO

                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

 Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. Reporting Issuer
         -----------------------------------------------------------------------
                  America Mineral Fields Inc.
                  c/o Suite 2100
                  1111 West Georgia Street
                  Vancouver, B.C. V6E 4M3

Item 2.  Date of Material Change
         -----------------------------------------------------------------------
                  May 21, 2003 (being the date of the news release).

Item 3.  Press Release
         -----------------------------------------------------------------------
                  The Press Release dated July 3, 2003 was forwarded to the Toronto Stock Exchange and disseminated via (North American Disclosure Network) Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change
         -----------------------------------------------------------------------
                  America Mineral Fields Inc announced it has reached agreement with La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company in the Democratic Republic of Congo ("DRC"), pursuant to which AMZ will control 87.5% of the Kolwezi cobalt/copper tailings project and Gecamines will retain the remaining 12.5% interest.

Item 5.  Full Description of Material Change
         -----------------------------------------------------------------------
                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on Section 85(2) of the Securities  Act (British  Columbia)
         and corresponding   provisions  of  the  securities legislation in
         other Provinces
         -----------------------------------------------------------------------

                  Not Applicable.

Item 7.  Omitted Information
         -----------------------------------------------------------------------
                  Not Applicable.

Item 8.  Senior Officers
         -----------------------------------------------------------------------
                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer
         -----------------------------------------------------------------------
                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 7th day of July, 2003.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/"Paul C. MacNeill"
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com

For Release on July 3, 2003

America Mineral Fields Agrees Ownership of the Kolwezi Tailings Project with Gecamines

LONDON, U.K. (July 3, 2003) America Mineral Fields Inc ("AMZ" or "the Company") today announced that it has reached agreement with La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company in the Democratic Republic of Congo ("DRC"), pursuant to which AMZ will control 87.5% of the Kolwezi cobalt/copper tailings project and Gecamines will retain the remaining 12.5% interest.

"The resolution of the ownership issue is a key milestone for the development of the Kolwezi Project and for America Mineral Fields and its shareholders," said Tim Read, AMZ's President & CEO. "This agreement, which follows the considerable investment of managerial and financial resources made by the Company to reach this point, sets out the Project's structure of ownership under the new DRC Mining Code and will ensure the prompt transfer of title to a joint venture company. With a secure title and a stabilizing political environment in the DRC, we can get on with the task of bringing this world-class asset to value."

Under the terms of the new agreement, Gecamines, in addition to receiving a shareholding of 12.5% in the joint-venture company, Kingamyambo Musonoi Tailings ("KMT"), will be paid US$15 million by AMZ in two installments: US$5 million will be paid upon the formal transfer of title to KMT and US$10 million will be paid upon the finalization of the project financing for Kolwezi. The agreement replaces a former arrangement under which AMZ controlled 60% of the Kolwezi project, with Gecamines retaining 40% and receiving US$35 million from AMZ.

The new DRC Mining Code came into effect earlier this year with the promulgation of the associated Mining Regulations. The new Code provides a secure legal framework for the ownership of title, a stable fiscal regime and a detailed operational environment for the development of tailings deposits. Conforming the Kolwezi Project to the Code has, however, meant the relinquishment of the Project's former tax holiday, and a potential 5% Government participation in the Project, hence the need to renegotiate the terms of purchase and ownership. These new terms, which are subject to the official approval by the Boards of Directors of both the Company and Gecamines and by the DRC Government, will be reflected in a detailed Contract of Association.

As an important step forward in the financing of the Project, AMZ announced in February 2003, that it had agreed heads of terms with the International Finance Corporation ("IFC", the World Bank's private sector affiliate) and South Africa's Industrial Development Corporation ("IDC") to establish a framework for the participation of these leading international financial institutions in the Project. Each of these agencies has an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of AMZ and its affiliates up to the time of the exercise of the option.

The remainder of the financing will be raised after AMZ has completed the bankable feasibility study now underway.

Tim Read, separately, welcomed the news from the DRC on June 30th that agreement had been reached between the Government and the former Opposition Groups on the outstanding issues of control of the Armed Forces and Security. The resolution of these very sensitive issues has, in turn, allowed the Transitional Government to be put in place. "We are delighted that the political leaders have successfully finalized matters and the country is progressing to an interim power-sharing arrangement, which will lead to democratic elections in two years time", said Mr. Read. "Political stability will undoubtedly assist our task of financing Kolwezi ".

About the Kolwezi Project

AMZ's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group

Telephone:        44-20-7355-3552           Telephone:  416-815-0700 x. 243

                                                        800-385-5451 (toll free)

Facsimile:        44-20-7355-3554           Facsimile:  416-815-0080

E-mail: London@am-min.com                   E-mail: mkangas@equicomgroup.com
        -----------------                           ------------------------

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               America Mineral Fields Inc.
                                               ---------------------------------
                                               (Registrant)

Date July 7, 2003                     By:      /S/"Paul C. MacNeill"
     ------------                              ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director